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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FIRST CHARTER CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)



              North Carolina                             56-1355866
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

         22 Union Street, North
         Concord, North Carolina                         28026-0228
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(Address of Principal Executive Offices)                 (Zip Code)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates:
N/A

       Title of each class                     Name of each exchange on which
       to be so registered                     each class is to be registered
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                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

          Series X Junior Participating Preferred Stock Purchase Rights
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                                (Title of class)




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On July 19, 2000, First Charter Corporation (the "Company") entered into a Stockholder Protection Rights Agreement pursuant to which it will distribute one right (a "Right") for each outstanding share of the Company's Common Stock, no par value per share (the "Common Stock"), to shareholders of record at the close of business on August 9, 2000 and for each share of Common Stock issued by the Company thereafter and prior to the Separation Time (as described below). At the Separation Time, each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share (a "Unit") of Series X Junior Participating Preferred Stock, no par value per share (the "Preferred Stock"), at a purchase price of $80.00 per Unit (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Protection Rights Agreement between the Company and Registrar and Transfer Company as Rights Agent, dated as of July 19, 2000 (the "Rights Agreement").

         Initially, the Rights will be transferable only with the shares of Common Stock with respect to which they were distributed. Until the Separation Time, the Rights will be evidenced by the certificates representing the shares of outstanding Common Stock with which they are associated, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Separation Time will occur upon the earlier of (i) ten business days following public announcement by the Company that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of Common Stock, or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then-outstanding shares of Common Stock. An Acquiring Person does not include
(a) any person who is a beneficial owner of 15% or more of the Common Stock on July 19, 2000 (the date of adoption of the Rights Agreement), unless such person or group shall thereafter acquire beneficial ownership of additional Common Stock and fails to reduce its beneficial ownership of Common Stock to previous levels, or (b) a person who acquires beneficial ownership of 15% or more of the Common Stock without any intention to affect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15% or more of the Common Stock. In addition, the Company, any wholly-owned subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company shall not be an Acquiring Person.

         Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 9, 2000 will bear a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the surrender for transfer of the Rights associated with the Common Stock represented by such certificate.



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         Promptly after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs (other than holders of Rights that are or were beneficially owned by an Acquiring Person or an affiliate or associate thereof or by any transferee of any of the foregoing, which Rights shall be void) and, thereafter, the separate Rights Certificates alone will represent the Rights.

         If a Flip-In Date occurs (i.e., the close of business ten business days following a public announcement by the Company that a person has become an Acquiring Person), and if the Company has not redeemed the Rights as described below, then a Right entitles the holder thereof to acquire shares of Common Stock (rather than Preferred Stock) having a value equal to twice the Right's exercise price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute therefor shares of Preferred Stock at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable. In the event there are not sufficient treasury shares or authorized but unissued shares of Common Stock or Preferred Stock to permit exercise in full of the Rights, the Company may substitute cash, debt or equity securities or other assets (or a combination thereof). In addition, the Company, upon the action of the Board of Directors, may, after a Flip-In Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the Common Stock, elect to exchange all outstanding Rights (other than Rights that have become void) for shares of Common Stock or shares of Preferred Stock at an exchange ratio of one share of Common Stock per Right, as adjusted. Notwithstanding any of the foregoing, Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

         In addition, the Rights Agreement provides that if an Acquiring Person controls the Company's Board of Directors, the Company shall not enter into an agreement with respect to, consummate or permit to occur any: (i) consolidation, merger or share exchange if either the Acquiring Person or an affiliate or associate of the Acquiring Person is a party to the transaction or the terms of the transaction are not the same for the Acquiring Person as for the other holders of Common Stock, or (ii) sale or transfer of a majority of the Company's assets, unless the Company enters into an agreement for the benefit of the holders of the Rights providing that upon consummation of such transaction each Right shall constitute the right to purchase stock in the acquiring entity having a value equal to twice the exercise price of the Rights for an amount in cash equal to the exercise price of the Rights.

         The Rights are not exercisable until the Separation Time and will expire at the close of business on July 19, 2010 unless earlier exchanged or redeemed by the Company as described below.

         At any time until the close of business on the Flip-In Date, the Company may, upon the action of the Board of Directors, elect to redeem the Rights at a price of $0.01 per Right.



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The Continuing Directors may condition redemption of the Rights upon the occurrence of a specified future time or event.

         The exercise price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Common Stock outstanding.

         If prior to the Separation Time, the Company distributes securities or assets in exchange for Common Shares (other than regular cash dividends or a dividend paid solely in Common Shares) whether by dividend, reclassification, or otherwise, the Company shall make such adjustments, if any, in the Exercise Price, number of Rights and otherwise as the Board of Directors deems appropriate.

         Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders generally or to cure an ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

         As of June 30, 2000, there were 31,126,570 shares of Common Stock outstanding. Each holder of an outstanding share of Common Stock at the close of business on August 9, 2000 will receive one Right. So long as the Rights Agreement remains in effect and the Rights continue to remain attached to and trade with the Common Stock, the Company will issue one Right for each share of Common Stock issued between the record date for issuance of the Rights and the Separation Time, so that all outstanding shares have attached Rights. A total of 100,000 shares of Preferred Stock have been initially reserved for issuance upon exercise of the Rights. The number of shares of Preferred Stock subject to the Rights may be increased or decreased (but not below the number of shares then outstanding) by the Board of Directors of the Company.

         Each Unit of Preferred Stock will receive dividends at a rate per Unit equal to any dividends (except dividends payable in Common Stock) paid with respect to a share of Common Stock and, on a quarterly basis, an amount per whole share of Preferred Stock equal to the excess of $1.00 over the aggregate dividends per whole share of Preferred Stock during the immediately preceding three-month period.



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         In the event of liquidation, the holder of each Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $.01 or the per share amount paid in respect of a share of Common Stock.

         Each Unit of Preferred Stock will have one vote, voting together with the Common Stock.

         In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share consideration paid in respect of each share of Common Stock.

         The rights of holders of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company upon resolution of the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K, dated July 21, 2000, and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.



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ITEM 2.  EXHIBITS.

      1. Stockholder Protection Rights Agreement, dated as of July 19, 2000, between First Charter Corporation and Registrar and Transfer Company (which includes as Exhibit B thereto the Form of Right Certificate), incorporated herein by reference to Exhibit 99.1 of First Charter Corporation's Form 8-K, dated July 21, 2000.

      2. Press release dated July 21, 2000, incorporated herein by reference to Exhibit 99.2 of First Charter Corporation's Form 8-K, dated July 21, 2000.



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                                   SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          FIRST CHARTER CORPORATION



Date:  July 25, 2000                      By: /s/ Lawrence M. Kimbrough
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                                          Lawrence M. Kimbrough
                                          President and Chief Executive Officer





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